

COMPANY INTRO 2021

frank

Executive Summary

Frank is a SaaS company that automates the preconstruction process for renovation contractors. With Frank, contractors can meet with a client, answer a series of questions about the proposed project, and generate a stunningly complete pricing estimate before walking out the door.

Mission

" To improve contractors' ability to win jobs and reduce costs during preconstruction. "

Vision

" To become the leading provider of software for the remodeling industry by making projects transparent, simple, and automatic for construction professionals and homeowners. "

Quick Facts

Founded:	2019
Headquarters:	Los Angeles, CA
Founders:	Zach Schlossberg and Dennis Ketcham
Industry Size:	$450B
SAM:	$2B
Projected ARR by 2025:	$206M
Target Audience:	Renovation Contractors (primary); Interior Designers; Specialty Contractors; Homeowners.
Fundraising:	Pre-Seed: $300k (completed); Seed: $1.9-$2.9M; Follow-On Rounds TBD
Exit:	$75-180M within 3 years

These are forward-looking projections that cannot be guaranteed.

Team Overview



Zach Schlossberg | Co-Founder and CEO

After owning and operating a renovation contracting firm in Brooklyn for 8 years, Zach earned an MS in Industrial Design and an MBA. He then worked as an Imagineer at Disney and a consultant at BCG, giving him broad experience in product development and business strategy to go along with strong construction knowledge.



Dennis Ketcham | Co-Founder and Head of Sales

For over 15 years, Dennis has been the head of FD Building Co., a renovation company in New York with over 25 employees and more than $15M in annual sales. With his deep construction network and executive experience, Dennis is responsible for achieving Frank's sales, profitability, cash flow, and business goals.



Zach Buchman | Head of Product

A Stanford alum with an MS in Design and an MBA, Zach spent 3 years as the seniormost product researcher at Procore, a construction SaaS company now valued at over $5B. At Frank, he is in charge of the company's intensive, user-centric approach to new product development.



Clay Rodriguez | Head of Design

A Rio de Janeiro native with masters' degrees in design and business, Clay has years of experience with branding and UX as a consultant for multinational companies in Europe. At Frank, she is responsible for the look, feel, and overall user experience of the software.



Ryne Benson | Full Stack Engineer

After studying computer science at CBU, Ryne gained experience building apps for a number of e-commerce and SaaS companies. He is in charge of our technical development and works to ensure the performance and scalability of Frank's technology platform.

Company Overview



The Problem

- **There are 650,000 renovation contracting companies in the US.**
- **On average, they spend 18 hours per week on purely speculative estimates.**
- **Contractors report losing an average of 15% of jobs because of delayed bids.**

Frank was created to solve a problem that renovation contractors know all too well: estimates take too long, and are almost always done for free. This means that the average contractor spends countless late nights at the office on purely speculative estimates. Worse, many of those hours are wasted on clients who turn out to be tire kickers that disappear as soon as they see a realistic price. And because they have to juggle all this work at once, contractors report routinely losing projects that they should have won because they take too long to submit a bid. When you add it all up, a typical small renovation contractor is spending a staggering **$42,000 in unbillable hours estimating each year** – and for larger companies, it's a lot more. It doesn't have to be this way.

The Solution

Meet Frank.

- **Frank reduces estimating hours from 18 per week to just 3 hours per week.**
- **The $200 monthly SaaS fee saves contractors an average of $3,300 per month in estimating expenses.**
- **Contractors issue quotes in realtime, substantially increasing their win-rate.**

Frank overhauls preconstruction by allowing renovation contracts to generate complete estimates automatically, in conversation with the client – all thanks to our proprietary questionnaire-based logic. This back and forth between client and contractor is how over 90% of remodeling projects begin, as opposed to with the architectural drawings used in larger projects.

To see a full demo, visit www.frank-app.com/investors

UPDATE ELECTRICAL
$1,475
INSTALL HOT WATER TAP
$875
NEW REFRIGERATOR
$1,925
REPLACE CABINETRY
$12,400
INSTALL LVT FLOORING
$4,960
Welcome, Jay!
BALLPARK
KITCHEN
$49,466 - $28,416
SEND TO CLIENT
SKIP

Business Model

Revenue Source	Pricing
Core SaaS Subscriptions	$199/mo + $20/mo per additional user
Invoicing Transaction Fees	0.5% per In-App Invoice
Affiliate Marketing	5% Commission from featured Appliance, Fixture, and Building Materials Vendors
Homeowner-Generated Leads	$100 per Lead

Explanation of Revenue Streams

Frank's software opens up a number of significant new revenue streams while we increase ASP on the core SaaS product through new feature releases.

■ First, Frank will charge transaction fees through an invoicing and payment system based on the proposals the software generates.

■ Second, by enabling clients to choose specific appliances, fixtures, and finishes during the questionnaire, Frank becomes attractive to advertisers looking to get their products in front of customers at the point of sale.

■ Finally, our questionnaire tech allows homeowners to do basic estimates of their renovation estimates at home, allowing our network of contractors to purchase pre-vetted, pre-estimated leads.

These are forward-looking projections that cannot be guaranteed.

Financials

Combined Revenue Projections



Key Assumptions:
- Leads are purchased by 20% of subscribers at an avg. of 5/month with ASP of $100/lead.
- Appliance commissions occur on 10-20% jobs with avg # of appliances at 1.73/job with avg. commission value of $50.
- Transaction fees of 1% assessed on 50% of won jobs with avg job value at $15,000.
- Core Subscription 5 yr avg. ASP/month of $174 including free trial periods.

Financials

Revenue Build Up

	2021	2022	2023	2024	2025
# Users	873	3568	12268	24039	30788
Saas ARPU $	$160	$182	$215	$240	$280
# Invoices	4,421	22,398	77,659	179,830	247,077
Transaction Fee $	$663,186	$4,567,630	$16,076,035	$40,978,288	$55,777,983
Affiliate Ad Conversions	--	6,090	38,582	$163,913	371,853
Affiliate $	--	$304,509	$1,929,124	$8,195,658	$18,592,661
# Leads Sold	--	--	53,587	227,657	774,694
Lead Gen Net $	--	--	$2,679,339	$13,659,429	$54,228,595
TOTAL $	**$1,134,304**	**$9,098,027,**	**$37,207,449**	**$108,365,286**	**$206,069,211**

Possible exit by 2024-25

Key Assumptions:

- Leads are purchased by 20% of subscribers at an avg. of 5/month with ASP of $100/lead.
- Appliance commissions occur on 10-20% jobs with avg # of appliances at 1.73/job with avg. commission value of $50.
- Transaction fees of 1% assessed on 50% of won jobs with avg job value at $15,000.
- Core Subscription 5 yr avg. ASP/month of $174 including free trial periods.

These are forward-looking projections that cannot be guaranteed.

Exit Options

Recent Acquisitions in Construction Tech


houzz PRO
IVY
IAC | HomeAdvisor
Your Home Improvement Connection
Angie's list
AUTODESK.
PlanGrid
BUILDINGCONNECTED
PROCORE
HONEST BUILDINGS
Trimble.
VIEWPOINT
$30-40M
>$500M
$875M
$275M
$161.6M
$1.2B

Construction Tech is Booming

- From 2017 to 2018, funding for construction tech startups increased from $231M to nearly $3.1B, hugely outpacing VC investment growth overall.
- The industry has been rapidly consolidating, with major players buying up smaller firms in an effort to better serve specific segments of the construction ecosystem (see above graphic).
- McKinsey predicts further acceleration in contech adoption amidst the COVID-19 pandemic.

Sources: https://techcrunch.com/2019/02/16/investor-momentum-builds-for-construction-tech/
https://techcrunch.com/2019/02/16/investor-momentum-builds-for-construction-tech/

**These historical acquisitions are provided for reference and do not guarantee a similar outcome for Frank.*

Exit Options

	Ivy	Angies List	Plan Grid	Building Connected	Honest Buildings	Viewpoint	frank
Seed Round	$2.9M	$3.5M	$1.1M	$2.2M	$2.0M	-	**$1.9 - $2.9M***
Seed Investors	*NfX Pintago Disruptive Technology*	*e.ventures*	*yCombinator Initialized Capital*	*HomeBrew Freestyle Brick & Mortar*	*Rockport Capital*	*Capital Innovations*	**Private Investors (pre-seed)**
Total VC Funding	$2.9M	$182.6M	$69.1M	$52.7M	$49.7M	$240.0M	**TBD**
Lead VCs		Battery Ventures Saints Capital	Sequoia Northgate Tenaya	Lightspeed			**TBD**
Exit Value	$30-40M	$500M	$875M	$275M	$162M	$1,200M	**$75-180M**
ARR		$72.5M	$100.0M	<$10M		$200.0M	**$30.0M**
# Users	2,400	55,000	12,000	700,000		8,000	**6,500**
EV/Rev		6.9x	8.8x	27.5x		6.0x	**6-8x**
EV/User	$ 15,000	$ 9,000	$ 73,000	$ 400		$ 150,000	**$10-15,000**

Plausible Exit Value

- Recent exits have gone for 6-8x revenue and $10-$15k per user.
- At 1% market share (6,500 users, $30M ARR), Frank could command an **exit value of $65M-180M at the low end and $97.5M-$240M at the high end.**
- Based on our projections, we will achieve these values less than 3 years after launch.

**Wefunder raise capped at $1.07M.*
***These are forward-looking projections that cannot be guaranteed.*

Why invest in Frank?



With Frank, investors have the chance to get in on the ground floor with a company that's positioned to grow into a leading innovator in the booming construction SaaS industry. With construction being one of the least technologized industries globally, we are witnessing the beginning of a tech revolution in one of the world's most valuable sectors.

Frank is also built for contractors, by contractors. We understand the market because we *are* the market. We have shown product demonstrations to countless renovators, and we have yet to find a single one that doesn't want to begin using the Frank immediately. That's because Frank is the only software that understands how industry pros actually estimate and conduct sales, and contractors universally understand this when they see the product.

We're looking forward to working with you in accelerating Frank's growth to become a dominant player in construction tech – and to make life better for all parties involved in home renovations.

Want to talk?

✉ zach@frank.build

🏠 frank-app.com